UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Barfresh Food Group Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

067532101

(CUSIP Number)

Steven Lang

3600 Wilshire Blvd., Suite 1720

Los Angeles, California 90010

Telephone: 310-598-7113

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 067532101

1.	Names of Reporting Persons

Sidra Pty Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e) [ ]

6.	Citizenship or Place of Organization

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	19,171,259

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	19,171,259

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

19,171,259

12.	Check if the Aggregate Amount in Row (9)Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (9)

11.4%

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 067532101

1.	Names of Reporting Persons

Hodumo Pty Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e) [ ]

6.	Citizenship or Place of Organization

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	1,135,958

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	1,135,958

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,135,598

12.	Check if the Aggregate Amount in Row (9)Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (9)

0.7%

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 067532101

1.	Names of Reporting Persons

Steven Lang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds

PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e) [ ]

6.	Citizenship or Place of Organization

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	794,833

	8. SHARED VOTING POWER	0

	9. SOLE DISPOSITIVE POWER	794,833

	10. SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

794,833

12.	Check if the Aggregate Amount in Row (9)Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (9)

0.5%

14.	Type of Reporting Person (See Instructions)

IN

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d)under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock of Barfresh Food Group Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3600 Wilshire Boulevard, Suite 1720, Los Angeles, California 90010.

Item 2. Identity and Background

(a)-(c)and (f)This statement is being filed by Sidra Pty Ltd, an Australian limited liability company acting as trustee of the Kajat Superannuation Fund (“Sidra”), Hodumo Pty Ltd, an Australian limited liability company acting as trustee of the J Lang Settlement, an Australian discretionary trust (“Hodumo”), and Steven Lang (the “Lang”) (collectively, the “Reporting Persons”).

The business address for the Reporting Persons is c/o Barfresh Food Group Inc., 3600 Wilshire Boulevard, Suite 1720, Los Angeles, California 90010.

The principal occupation of Mr. Lang is serving as the Managing Director of Sidra.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	With regard to citizenship, reference is made to Item 4 of pages 2–4 of this Schedule 13D (this “Schedule”), which Items are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Sidra was issued 18,666,664 shares of common stock (which constituted approximately 40.5%)in connection with the share exchange transaction effected on January 12, 2012 between the Issuer and Barfresh Inc., a Nevada corporation. The Issuer registered its common stock under the Securities Exchange Act of 1934 effective March 23, 2014.

Since January 12, 2012, the Reporting Persons have been issued shares of Common Stock as follows:

Date	Reporting Person	Transaction	Source of Funds
12/27/2012	Sidra	300,000 shares issued as an adjustment to the January 12, 2012 transaction described above	N/A
7/18/2014	Lang	200,000 shares issued for compensation	N/A
9/27/2016	Sidra	88,164 shares issued upon conversion of note and interest	N/A
2/13/2017	Lang	138,596 shares issued as incentive compensation	N/A
12/28/2017	Sidra	17,623 shares issued upon exercise of warrant	N/A
12/28/2018	Sidra	54,726 shares issued upon exercise of warrant	N/A
3/14/2020	Hodumo	60,000 shares issued in lieu of interest	N/A
3/23/2020	Hodumo	319,365 shares issued upon conversion of note	N/A
9/28/2020	Hodumo	136,871 shares issued as conversion price adjustment for note	N/A
5/26/2021	Hodumo	53,815 shares issued in lieu of interest	N/A

Since January 12, 2012, the Reporting Persons have been issued warrants and options exercisable for shares of Common Stock as follows:

Date	Reporting Person	Transaction	Source of Funds
9/27/2016	Sidra	Warrant expiring 9/27/2021 to purchase 44,082 shares @ $0.75 issued as part of a unit purchase consisting of shares and warrants	N/A
12/19/2016	Lang	Option expiring 12/19/2024 to purchase 166,667 shares @ $0.74 issued as part of non-employee director compensation	N/A
1/17/2017	Lang	Option expiring 1/17/2025 to purchase 40,323 shares @ $0.77 issued as part of non-employee director compensation	N/A
1/16/2018	Lang	Option expiring 1/16/2026 to purchase 64,744 shares @ $0.50 issued as part of non-employee director compensation	N/A
7/16/2018	Lang	Option expiring 7/16/2026 to purchase 59,023 shares @ $0.60 issued as part of non-employee director compensation	N/A
11/30/2018	Hodumo	Warrant expiring 11/30/2021 to purchase 80,645 shares @ $0.60 issued in connection with investment in note	PF
1/16/2019	Lang	Option expiring 1/16/2027 to purchase 53,711 shares @ $0.65 issued as part of non-employee director compensation	N/A
7/15/2019	Lang	Option expiring 7/15/2027 to purchase 71,769 shares @ $0.47 issued as part of non-employee director compensation	N/A
3/20/2020	Hodumo	Warrant expiring 3/20/2023 to purchase 159,683 shares @ $0.60 issued in connection with purchase of shares	PF
3/20/2020	Hodumo	Warrant expiring 3/20/2023 to purchase 180,000 shares @ $0.60 issued in connection with purchase of shares	PF
9/28/2020	Hodumo	Warrant expiring 9/28/2023 to purchase 68,436 shares @ $0.60 issued in connection with repricing of warrant issued 3/20/2020	N/A
9/28/2020	Hodumo	Warrant expiring 9/28/2023 to purchase 77,143 shares @ $0.60 issued in connection with repricing of warrant issued 3/20/2020	N/A

Item 4. Purpose of Transaction

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except for a proposed reverse stock split that may be implemented in 2021 at a ratio in the range of 1-for-2 to 1-for-40, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of the filing date of this Schedule 13D, the Reporting Persons beneficially own:

(i)	Sidra is the record owner of 19,127,177 shares of Common Stock and warrants to purchase 44,082 shares, resulting in beneficial ownership of 11.4%.

(ii)	Hodumo is the record owner of 570,051 shares of Common Stock, warrants to purchase 565,907 shares, resulting in beneficial ownership of 0.7%

(iii)	Lang is the record owner of 338,596 shares of Common Stock and options to purchase 456,237 shares, resulting in beneficial ownership of 0.5%.

(iv)	Mr. Lang is deemed to be the beneficial owner of the shares and warrants owned by Sidra and Hodumo, resulting in beneficial ownership of 12.5%.

The foregoing percentages set forth in this response are based on 167,601,435 shares of Common Stock outstanding as of June 3, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on June 3, 2021.

(b)	Mr. Lang may be deemed to have the power to vote or direct the vote of and to dispose or direct the disposition of all of the shares of Common Stock owned by the Reporting Persons and all of the warrants and stock options owned by the Reporting Persons as reported herein.

(c)	Other than as set forth in Item 4, no transactions in the Common Stock have been effected by any Reporting Person in the last sixty (60)days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: July 6, 2021

Sidra Pty Ltd

Hodumo Pty Ltd

Steven Lang

By:	/s/ Steven Lang
Steven Lang, for himself and as the Sole Director of Sidra Pty Ltd and of Hodumo Pty Ltd.

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